UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Digital Angel Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25383A200

(CUSIP Number)

September 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25383A200	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PositiveID Corporation (EIN 06-1637809)

2	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3	SEC use only

4	Citizenship or place of organization United States

Number of	5	Sole voting power 871,754* shares of common stock
shares
beneficially owned	6	Shared voting power 0
by each
reporting person	7	Sole dispositive power 871,754* shares of common stock
with
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 871,754* shares of common stock

10	Check if the aggregate amount in Row (9) excludes certain shares ☐

11	Percent of class represented by amount in Row (9) 9%

12	Type of reporting person IN

*

The number and percentage of shares beneficially owned as set forth herein is based on 59,977 shares of Series C Convertible Preferred Stock, issued to the Reporting Person on July 11, 2013, which are automatically convertible into 1,199,540 shares of Common Stock, par value $0.01 per share of the Issuer (the “Common Stock”), upon effectiveness of the Issuer’s reverse stock split, less the 327,778 shares that will be transferred to members of the Reporting Person’s Board of Directors and Management pursuant to the settlement of $590,000 in compensation related liabilities entered into on September 30, 2013. The shares of the Issuer’s Common Stock to be transferred and amount beneficially owned as set forth herein have been adjusted to reflect the proposed 30-for-1 reverse stock split of the Issuer's Common Stock.

SCHEDULE 13G

CUSIP No. 25383A200	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Digital Angel Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 220 Congress Park Drive, Suite 200 Delray Beach, FL 33445

Item 2(a)	Name of Person Filing: PositiveID Corporation, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence 1690 S. Congress Ave., Suite 201 Delray Beach, FL 33445

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value*

Item 2(e)	CUSIP Number: 25383A200

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 871,754*

(b)	Percent of Class: 9%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 871,754*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 871,754*

(iv)	Shared power to dispose or to direct the disposition of: 0

*

The number and percentage of shares beneficially owned as set forth herein is based on 59,977 shares of Series C Convertible Preferred Stock, issued to the Reporting Person on July 11, 2013, which are automatically convertible into 1,199,540 shares of the Issuer’s Common Stock, upon effectiveness of the Issuer’s reverse stock split, less the 327,778 shares that will be transferred to members of the Reporting Person’s Board of Directors and Management pursuant to the settlement of $590,000 in compensation related liabilities entered into on September 30, 2013. The shares of the Issuer’s Common Stock to be transferred and amount beneficially owned as set forth herein have been adjusted to reflect the proposed 30-for-1 reverse stock split of the Issuer's Common Stock.

SCHEDULE 13G

CUSIP No. 25383A200	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

SCHEDULE 13G

CUSIP No. 25383A200	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2013

By:	/s/ William J. Caragol
Name:	William J. Caragol
CEO, PositiveID Corporation